SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12084
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMENDED AND RESTATED LIBBEY INC.
SUPPLEMENTAL RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION
Financial Statements and Exhibits as follows:
1.	Financial statements
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2010, and December 31, 2009

•	Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2010 and December 31, 2009

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
2.	Exhibits

(23) Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMENDED AND RESTATED LIBBEY INC. SUPPLEMENTAL RETIREMENT PLAN
Dated: June 28, 2011		Libbey Inc. Employee Benefits Committee Plan Administrator

	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman Employee Benefits Committee

	By:	/s/ Richard I. Reynolds
Richard I. Reynolds
Executive Vice President and Chief Financial Officer of Libbey Inc.

Financial Statements and
Supplemental Schedule
Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Libbey Inc. Employee Benefits Committee
Amended and Restated Libbey Inc. Supplemental Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Libbey Inc. Supplemental Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Toledo, Ohio
June 28, 2011

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Assets
Investments, at fair value (Note 4)	$51,465,492	$38,259,021
Notes Receivable from Participants (Note 6)	3,166,483	2,569,495
Contributions:
Participants	47,484	50,741
Employer	18,560	20,346

Net assets available for benefits, at fair value	54,698,019	40,899,603

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	117,819	393,320

Net assets available for benefits	$54,815,838	$41,292,923

See accompanying notes.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009

Additions
Investment income:
Interest and dividends	$598,054	$493,412

	598,054	493,412
Contributions:
Participants	2,328,373	2,203,318
Employer	896,763	879,509

	3,225,136	3,082,827

Net transfer from Libbey Inc. Retirement Savings Plan	—	67,599

Total additions	3,823,190	3,643,838

Deductions
Participant withdrawals or benefits paid directly to participants	(3,942,460)	(3,416,022)
Net transfer to Libbey Inc. Retirement Savings Plan	(48,251)	—
Other	(27,463)	(15,819)

Total deductions	(4,018,174)	(3,431,841)

Net appreciation in fair value of investments (Note 4)	13,717,899	14,729,938

Net increase	13,522,915	14,941,935

Net assets available for benefits:
Beginning of year	41,292,923	26,350,988

End of year	$54,815,838	$41,292,923

See accompanying notes.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements
December 31, 2010
1. Description of Plan
General
The Amended and Restated Libbey Inc. Supplemental Retirement Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible union hourly employees. The Plan was amended and restated on January 1, 2008.
The Plan is a defined contribution plan that provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 20% for Syracuse China employees and 25% for Libbey Glass Union employees of the eligible compensation and are immediately 100% vested. The Syracuse China plant ceased production in April 2009. Contributions are allocated at participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.
The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.
The Company contributes to the Plan on behalf of each participant an amount equal to 50% on the first 6% of the participant’s pretax contributions, not to exceed 3% of the participant’s eligible compensation as determined by the union agreement. Effective January 1, 2009, company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested.
Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.
Participants may transfer existing fund balances among the various investment funds daily.
The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.
Assets in Trust
For the years ended December 31, 2010 and 2009, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.
Distributions of Benefits
Distribution of vested benefits may be made upon the occurrence of any one of the following:
•	In-service withdrawal on or after attainment of age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	With respect to before-tax deferrals, hardship (as defined in the Plan).
Benefits due upon death are generally paid in a lump sum or installments, depending on the terms of any applicable collective bargaining agreement and whether benefit distributions have already begun. Death benefits are based on amounts in the participants’ accounts. Benefits due upon termination, withdrawal, or disability are paid in a lump sum or installments, as applicable, and are based on vested amounts in the participants’ accounts. Other withdrawal options and/or forms of benefit payment may be available with respect to participants who were covered under certain plans that were previously merged into the Plan.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued based on quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common collective trusts contain investments in equity and bond funds, treasury notes, and bond contracts. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end.
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) through the JP Morgan Stable Value Fund. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs is determined, using the market approach, discounting methodology that incorporates the difference between current market-level rates for contract-level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends paid or deemed paid from this fund shall constitute applicable dividends per the Internal Revenue Service (IRS) Code (the Code).

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Plan Expenses
Substantially all of the Plan’s administrative expenses are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
New Accounting Standards
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures About Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. The Plan has adopted all applicable provisions of ASU 2010-06 in its financial statements.
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance, plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and international financial reporting standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
3. Fair Value Measurements
In accordance with ASC 820, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•	Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
3.	Fair Value Measurements (continued)
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2009 (Level 1, 2, and 3 inputs are defined above):

		Fair Value Measurements
		Using Input Type
	December 31, 2010
	Level 1	Level 2	Level 3	Total

Investments:
Registered investment companies:
US equity funds	$13,931,325	$—	$—	$13,931,325
International equity	5,253,658	—	—	5,253,658
Fixed income	5,554,123	—	—	5,554,123
Common stock	17,841,639	—	—	17,841,639
Common/collective trusts (a)	—	8,884,747	—	8,884,747

Total investments measured at fair value	$42,580,745	$8,884,747	$—	$51,465,492

		Fair Value Measurements
		Using Input Type
	December 31, 2009
	Level 1	Level 2	Level 3	Total

Investments:
Registered investment companies:
US equity funds	$11,604,169	$—	$—	$11,604,169
International equity	4,392,207	—	—	4,392,207
Fixed income	3,465,139	—	—	3,465,139
Common stock	12,463,116	—	—	12,463,116
Common/collective trusts (a)	—	6,322,053	—	6,322,053
U.S. Treasuries	12,337	—	—	12,337

Total investments measured at fair value	$31,936,968	$6,322,053	$—	$38,259,021

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
3.	Fair Value Measurements (continued)
(a)	This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic GICs and a common collective trust. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a 30-day redemption notice to liquidate its entire share in the fund. The fair value of the synthetic GICs has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the common collective trusts has been determined based on the fair value of the underlying investments of the fund as of the measurement date.
The Plan’s valuation methodologies used to measure the fair values of investments with registered investment companies, common stock, and U.S. Treasuries were derived from quoted market prices, as all of these equity instruments have active markets. The common collective trusts are not available on an exchange or active market; however, the fair value is determined based on the underlying investments (primarily debt and equity securities, as well as mortgage- backed securities) that are traded on an exchange and active market.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
4. Investments
Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2010	2009
Libbey common stock*	$17,841,639	$12,463,116
JP Morgan Intermediate Bond Fund*	5,471,866	5,439,579
Harbor International Fund*	5,253,658	4,392,207
Harbor Capital Appreciation Fund*	3,711,524	3,572,004
Harbor Bond Fund*	3,266,700	2,733,896

*	The fund is sponsored by the Plan Trustee or represents a party-in-interest.
During 2010 and 2009, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	December 31
	2010	2009
Registered investment companies	$1,983,776	$4,170,549
Common/collective trusts	305,663	266,643
Common stock	11,428,460	10,292,746

	$13,717,899	$14,729,938

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
5. Synthetic Guaranteed Investment Contracts
The Plan invests in synthetic GICs, which are wrap contracts paired with an underlying portfolio of investments owned by the Plan, of high-quality, intermediate term, fixed income securities. The Plan purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent. The underlying investments in the synthetic GICs include U.S. Treasury Notes, JP Morgan Liquidity Fund, and JP Morgan Intermediate Bond Fund.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
5.	Synthetic Guaranteed Investment Contracts (continued)
Wrap contracts are evergreen contracts that contain termination provisions. Wrap agreements permit the fund’s investment manager to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts permit the issuer to terminate at market value and provide that the fund may elect to convert such termination to an amortized election that effectively will immunize the fund, intending to result in contract value equaling market value of the underlying assets by such termination date. If an event of default occurs and is not cured, the nondefaulting party may terminate the contract. The following may cause the Plan to be in default:
•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement
The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
5. Synthetic Guaranteed Investment Contracts (continued)
If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average Yields for Synthetic GICs	2010	2009
Based on actual earnings	2.74%	4.24%
Based on interest rate credited to participants	1.66%	1.81%
6. Notes Receivable from Participants
The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in weekly installments, including interest, over periods of between one to five years or up to 10 years for the purpose of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the loan must be paid in full otherwise it will be treated as a distribution to the participant after 90 days.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the IRS dated May 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.
United States GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that it is no longer subject to income tax examinations for years prior to 2007.
8. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the Trustee, JP Morgan Chase Bank, and shares of mutual funds managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by JP Morgan Chase Bank and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan
Notes to Financial Statements (continued)
10. Reconciliation Between Financial Statements and Form 5500
The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$54,815,838	$41,292,923
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(117,819)	(393,320)

Net assets available for benefits per the Form 5500	$54,698,019	$40,899,603

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net increase in assets available for benefits per the financial statements	$13,522,915	$14,941,935
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	275,501	367,994

Total net income and transfers of assets per the Form 5500	$13,798,416	$15,309,929

Supplemental Schedule
Amended and Restated Libbey Inc.
Supplemental Retirement Plan
EIN 34-1559357          Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2010

	Description of Investment,
Identity of Issue, Borrower,	Including Maturity Date, Par, or	Current
Lessor, or Similar Party	Maturity Value Rate of Interest	Value

Registered investment companies:
American Century Investments	131,767 shares of Small Capital Value	$1,187,220
	69,385 shares of Equity Income	500,263
Harbor*	102,095 shares of Capital Appreciation Fund	3,711,524
	87,561 shares of International Fund	5,253,658
	269,722 shares of Bond Fund	3,266,700
	192,838 shares of Large Capital Value Fund	1,467,499
AIM	62,941 shares of Small Cap Growth	1,799,475
Dodge & Cox	17,186 shares of Stock Fund	1,851,983
Fidelity	17,576 shares of Freedom 2010	238,855
	35,591 shares of Freedom 2015	403,598
	44,465 shares of Freedom 2020	613,170
	25,072 shares of Freedom 2025	288,831
	12,281 shares of Freedom 2030	169,110
	18,243 shares of Freedom 2035	209,249
	21,222 shares of Freedom 2040	169,991
	18,230 shares of Freedom 2045	173,007
	14,920 shares of Freedom 2050	139,946
	6,907 shares of Freedom Income	77,906
American Funds	30,167 shares of Growth Fund of America	918,283
JP Morgan*	2,287,423 units, 100% U.S. Treasury Money Market	2,287,423
	11,415 units of Cash Investment Fund	11,415
Common collective trusts:
JP Morgan*	Liquidity Fund	1,392,746
JP Morgan*	Intermediate Bond Fund	5,471,866
BlackRock	47,882 shares of Equity Index Fund	2,020,135
Common stock:
Libbey Inc.*	1,153,306 shares of common stock	17,841,639

Total investments		51,465,492

Participant loans*	Interest rates ranging from 4.25% to 10.5% with latest maturity date of August 5, 2017	3,166,483

Net Total Assets		$54,631,975

*	Indicates a party-in-interest to the Plan.